May 30, 2008

Via EDGAR submission and U.S. mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E. Mail Stop 7010

Washington, DC 20549-7010

Attention:	H. Roger Schwall

Re:	Pioneer Natural Resources Company

Form 10-K, Filed February 21, 2008

File No. 001-13245

Dear Mr. Schwall:

We are writing to respond to the comments of the Staff of the Securities and Exchange Commission (the "Commission") with respect to our 2007 Form 10-K in the comment letter dated April 30, 2008 (the "Comment Letter"), addressed to Richard P. Dealy, Executive Vice President and Chief Financial Officer of Pioneer Natural Resources Company ("Pioneer" or the "Company").

Comment Responses

The bold typeface, numbered paragraphs and headings below are taken from the Comment Letter. Our response to each comment follows in plain text.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 51

1.

We note your long-term debt obligations represent principal maturities only. As you have reflected the payments to occur in fiscal years 2011 and 2012, please clarify why you have not included the interest payments within the table or in a footnote. It appears that you would be required to pay the interest associated with the principal portion of the debt based on the contractual obligations of the debt agreements. If this is the case then such interest payments should be included in the table or in a note to the table.

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

Response:

The Company provides tabular disclosure of the principal maturities of its long-term debt obligations on page 51 of its Form 10-K under the belief that such disclosure is in accordance with Item 303(a)(5) of Regulation S-K. Item 303(a)(5)(ii)(A) of Regulation S-K defines a long-term debt obligation to mean "a payment obligation under long-term borrowings referenced under FASB Statement of Financial Accounting Standards No. 47, Disclosure of Long-Term Obligations (March 1981), as may be modified or supplemented ("SFAS 47")". Disclosure requirements pertaining to long-term debt obligations are addressed within paragraph 10.b. of SFAS 47, which states that "[T]he combined aggregate amount of maturities and sinking fund requirements for all long-term borrowings..." shall be disclosed for each of the five years following the date of the latest balance sheet presented. Within note (a) to the tabular disclosure, the Company clarifies to readers that such amounts represent principal maturities only and within note (d) to the tabular disclosure, the Company refers readers to "Item 7A. Quantitative and Qualitative Disclosures About Market Risk", wherein information is provided that allows readers to estimate future interest obligations under the Company's fixed and variable rate debt obligations. The Company respectfully submits that its tabular disclosure of long-term debt obligations, in its Form 10-K for the year ended December 31, 2007, is presented in accordance with Item 303(a)(5) of Regulation S-K. However, in future filings, the Company will expand note (a) to the tabular disclosure to refer readers to "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for information regarding estimated future interest payment obligations under long-term debt obligations.

Note P. Income Taxes, page 102

2.

Please clarify why you have not provided the disclosures required by paragraphs 20 and 21 of FIN 48. We note that the adoption of FIN 48 did not have a material impact to you, but you are required to provide all other disclosures to the extent material.

Response:

Paragraph 20 of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48") requires the disclosure of an entity's policy on classification of interest and penalties in accordance with paragraph 19 of FIN 48. The Company adopted FIN 48 on January 1, 2007. The Company had no unrecognized tax benefit on the date of adoption or at the end of any reporting period during 2007; therefore, no interest or penalties were recorded under FIN 48. Given that no interest or penalties were recognized during 2007, no policy was disclosed in the Company's Form 10-K for the year ended December 31, 2007. However, in response to your comment the following disclosure was added to the tax footnote in the Company's Form 10-Q for the three months ended March 31, 2008:

"In connection with the adoption of FIN 48, the Company established a policy to account for (a) interest charges with respect to income taxes as interest expense and (b) penalties as other expense in the Consolidated Statements of Operations."

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

With respect to the disclosure requirements of FIN 48 paragraphs 21(a) through (d), the Company respectfully submits the following: (i) the Company did not have a material unrecognized tax benefit at the beginning or end of any reporting period requiring disclosure under paragraphs 21(a) or (b); (ii) the Company did not have any material income tax related interest and penalties recognized in its statements of operations or statements of financial position that would give rise to disclosure under paragraph 21(c); and (iii) the Company did not have a material unrecognized tax benefit at the end of the reporting period to disclose and the Company did not believe that there was a reasonable possibility that material new unrecognized tax benefits would arise within 12 months of the reporting date requiring disclosure under paragraph 21(d).

Paragraph 21(e) of FIN 48 requires a description of tax years that remain subject to examination by major tax jurisdictions. Within the Company's Form 10-K for the year ended December 31, 2007, the Company discloses in Note P of Notes to Consolidated Financial Statements that "with few exceptions, the Company believes that it is no longer subject to examinations by tax authorities for years before 2002". The Company believes that this disclosure is consistent with the recommended disclosure as provided in FIN 48 Illustrative Disclosure paragraph A33.

Based on the explanations and clarifications provided above and the enhanced disclosure provided in the Company's Form 10-Q for the three months ended March 31, 2008, the Company respectfully submits that amendment of its FIN 48 disclosures within its Form 10-K for the year ended December 31, 2007 is not warranted.

3.

We note you recorded the tax benefit associated with the exit from Nigeria in the second quarter of fiscal year 2007. Please clarify how you determined it was appropriate to account for this tax benefit as a discrete item in the second quarter as opposed to revising your effective rate pursuant to paragraphs 8 and 9 of FIN 18. Explain how you determined that the exit from Nigeria is an unusual or infrequently occurring item as defined by APB 30.

Response:

The Company did not classify the exit from Nigeria as an unusual or infrequently occurring item. The tax benefit was recorded in the second quarter as a discrete event pursuant to APB 28, paragraph 20.

As foreign exploration expenditures are incurred, the Company records tax benefits in the foreign jurisdictions. A valuation allowance is provided against these tax benefits until there is sufficient positive evidence to allow management to determine that it is more likely than not that the Company will be able to utilize all of it deferred tax attributes. Generally, valuation allowances are released in a particular jurisdiction when a commercial oil or gas discovery is made and management has determined that it is more likely than not that some or all the deferred tax attributes will be used to offset future taxable income.

When management made the decision to exit Nigeria in the second quarter of 2007, the deferred tax assets recorded in the foreign jurisdiction became permanently worthless.

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

However, this abandonment triggered a deduction in the United States of the cumulative exploration expenditures effectively reversing the valuation allowances previously made against these deferred tax assets in the foreign jurisdiction. Substantially all of the United States tax benefit recorded in the second quarter of 2007 related to exploration costs incurred prior to 2007.

APB 28, paragraph 20 states that "the effect of a change in the beginning-of-the-year balance of a valuation allowance as a result of a change in judgment about the realizability of the related deferred tax asset in future years shall not be apportioned among interim periods through an adjustment of the effective tax rate but shall be recognized in the interim period in which the change occurs."

Since the U.S. tax benefit was effectively a reversal of the beginning-of-the-year balance of the foreign valuation allowance, the Company respectfully submits that it properly treated this tax benefit as a discreet item in the second quarter of 2007.

Note S. Impairment of Long-Lived Assets

Piceance/Uinta Basins, page 110

4.

We note that approximately $130.9 million of net assets in Piceance/Uinta area may have been partially impaired. Please clarify the nature of the events and circumstances that indicated these net assets may not have been recoverable. Further, clarify the material assumptions incorporated into your estimate of future cash flows which were made when concluding the carrying amounts were expected to be recovered. Explain why you believe that it is 'reasonably possible' that the estimate can change in the future and the factors that will be important when making this assessment.

Response:

The Company's disclosure within Note S, on page 110 of its Form 10-K for the year ended December 31, 2007, of events and circumstances that indicated that the net assets in the Piceance/Uinta area may have been impaired was specifically in reference to downward adjustments to associated proved reserves resulting from recent well performance. Material assumptions that were incorporated into our estimate of future cash flows, which were made when concluding the carrying amounts were expected to be recovered, included utilizing estimated future cash flows attributable to the proved reserves and risk-adjusted probable reserves associated with such assets and management's outlook on future commodity prices. In order to acknowledge the non-static nature of the input factors that could influence future impairment assessments and in accordance with the provisions of AICPA Statement of Position 94-6, "Disclosure of Certain Significant Risks and Uncertainties" ("SOP 94-6"), the Company disclosed that it is reasonably possible that the estimate of undiscounted future cash flows may change, resulting in the need to impair the assets' carrying value. Those factors include: (a) additional reserve adjustments, both positive and negative, (b) results of future drilling activities, (c) management's outlook on future commodity prices and (d) increases or decreases in associated production and capital costs.

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

During the first quarter of 2008, similar events and circumstances were encountered by the Company pertaining to the Company's producing properties located in the Mississippi area.

In response to your comment, the Company has expanded its disclosure of the possibility for future impairment of these assets within Note M to its Notes to Consolidated Financial Statements within its Form 10-Q for the three months ended March 31, 2008, filed with the Commission on May 12, 2008, as follows:

"During the first quarter of 2008, events and circumstances indicated that (a) approximately $29.4 million of net assets in the Company's Mississippi area and (b) approximately $133.5 million of net assets in the Company's Piceance/Uinta area may have been partially impaired. The events and circumstances indicating a potential impairment in these areas are primarily related to downward adjustments to proved reserves associated with recent well performance. However, the Company's estimates of undiscounted future cash flows indicate that such carrying amounts are expected to be recovered. The Company's primary assumptions of the estimated future cash flows include (a) utilizing proved reserves and appropriate risk-adjusted probable and possible reserves and (b) management's commodity price outlook. Nonetheless, it is reasonably possible that the estimate of undiscounted future cash flows may change in the future resulting in the need to impair the assets' carrying values. The primary factors that may affect future cash flows are (a) additional reserve adjustments, both positive and negative, (b) results of future drilling activities, (c) management's outlook on commodity prices and (d) increases or decreases in production and capital costs associated with these assets."

Based on the explanations and clarifications provided above, the Company respectfully submits that it has appropriately assessed its long-lived assets for impairment and provided disclosure in accordance with SOP 94-6. The Company intends to continue to provide the level and nature of disclosure provided in its Form 10-Q for the three months ended March 31, 2008, so long as events and circumstances indicate that assets are at risk for impairment.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures, page 122

5.

We note your disclosure that your principal executive officer and principal financial officer concluded that the design and operation of your disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

Response:

The Company added the requested disclosure within "Item 9A. Controls And Procedures" of its Form 10-Q for the three months ended March 31, 2008, filed with the Commission on May 12, 2008.

Definitive Proxy Statement filed March 28, 2008

Compensation Discussion and Analysis, page 14

6.

You disclose that the increases in base salary for 2008 are targeted to approximate the 50th percentile relative to the peer group of companies. For each element of compensation and for each named executive officer, please disclose whether actual compensation paid fell outside the targeted percentile range and if so, why.

Response:

In future proxy statement filings, we will disclose for each element of compensation and for each named executive officer, whether actual compensation paid fell outside the targeted percentile range and if so, why. The following is an example of such a disclosure:

"The Compensation Committee's compensation philosophy is to target base salaries at the market median for each NEO. Although the Compensation Committee targets the 50th percentile, the actual base salary may be above or below based on the NEO's level of contribution to the Company's success, experience and tenure in the role. At the level approved for 2008, each NEO's base salary is targeted to approximate the 50th percentile for his position, with the exception of Mr. Dove, whose base salary was above the 50th percentile. Mr. Dove's base salary has remained essentially flat since it was last set in 2006 based on 2005 data, at which time his base salary was at the 50th percentile for his position. Since that time, Pioneer's peer group has changed, resulting in a lower median base salary for persons in his position at the new peer group companies, but the Compensation Committee has maintained Mr. Dove's salary at essentially the same level."

Annual Cash Bonus Incentives, page 17

Current Framework, page 18

7.

We note your disclosure that for 2007, your compensation committee worked with your CEO to establish individual non-financial objectives for each named executive officer based on operational and project-related factors in such officer's areas of responsibility. You disclose that the committee considers the achievement of individual objectives when making adjustments to the base level payout percentage of target that a named executive officer receives. In future filings, please expand your disclosure to identify the individual objectives and how achievement of such

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

objectives contributed to any adjustments to the base level payout for a named executive officer. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

Each year the Compensation Committee approves the Company's financial and operational goals, after which management establishes department goals to support achievement of Company goals, and also goals for individuals within the departments to support achievement of department goals. These goals also support the Company's budgeting and planning process. As part of its management development and succession planning functions, the Compensation Committee consults with the CEO at the beginning of each year with respect to the individual goals for the NEOs.

The Compensation Committee believes that the annual bonus is primarily a discretionary bonus. In connection with making its decisions as to the annual bonus payout at the end of a year, the committee subjectively evaluates management as a group, and, with respect to each NEO, subjectively evaluates each NEO on the accomplishments of the departments he manages, his leadership and how effectively his department worked within the organization. Additionally, the Compensation Committee evaluates the contribution made by the NEO to the senior management leadership team and to the Company's success in achieving its annual goals. All of these evaluations are subjective judgments made by the Compensation Committee and are not necessarily linked to the accomplishment or non-accomplishment of a NEO's individual goals. Further, a NEO's individual objectives do not necessarily play a significant role in the committee's ultimate compensation decision that is made at the end of the year. In fact, it is not unusual for a NEO to receive an upward adjustment in his annual bonus based on an achievement (e.g., his contribution to a significant acquisition or divestiture) that was not even contemplated at the time that the individual goals were established. For this reason, the Company does not believe it material to a shareholder that the individual goals be described.

In future proxy statement filings, the Company will clarify its disclosure with respect to the foregoing, and clarify that the cash bonus awarded is not necessarily based on the accomplishment of individual management development and other goals established for that NEO or his department. If, in awarding a NEO a cash bonus, the Compensation Committee differentiates among the NEOs based on individual performance, the Company will add disclosure to that effect and explain the committee's reasons for those differences.

An example of such disclosure follows:

"Annual Cash Bonus Incentives

Overview

The annual incentive bonus program is designed to recognize and reward the NEOs with cash payments based on the Compensation Committee's subjective evaluation of the Company's success in its performance against financial and operational goals, taking into account industry conditions and other factors impacting the Company's performance, and

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

management's contributions to achievement of those results. At or near the beginning of each year, the Compensation Committee establishes goals for the Company. The Compensation Committee believes annual bonus goals should be predicated on the achievement of certain internal performance metrics that drive the Company's success rather than the achievement of goals measured relative to peer company performance. In setting its goals, the Compensation Committee considers its target level goals compared to peer companies but believes it is critical to set targets that are in line with the Company's capabilities and business plan. The Compensation Committee believes that the long-term equity incentive portion of the compensation program, which represents the majority of the NEO's potential compensation, more effectively reflects the comparison of the Company's performance relative to its peer group.

Management of the Company then establishes department goals to support achievement of Company goals, and also goals for individuals within the departments to support achievement of department goals. These goals also support the Company's budgeting and planning process. The CEO works with the NEOs to develop individual goals to support the Company's goals, and reviews them with the Compensation Committee as part of its management development and succession planning functions.

Shortly following the end of the year, in determining the actual annual incentive bonus payouts, the Compensation Committee examines the Company's performance in relation to its goals, and makes subjective evaluations of the Company's performance in light of the industry conditions and opportunities that impacted performance during the year. In evaluating the Company's performance against the preset goals, the Committee does not employ a formula or weighting of the goals. It then subjectively reviews how effectively management performed to contribute to the Company's goals. The Compensation Committee also evaluates the CEO for his management of the Company as a whole, including the NEOs, and, with input from the CEO, evaluates each NEO on the accomplishments of the departments they manage. Since the Company's culture is focused on teamwork and communication, the NEOs are also evaluated on the leadership provided to those departments and how effectively the departments worked within the organization as a whole, and not necessarily on the accomplishment of individual goals established for that department. Additionally, because the Compensation Committee believes that performance by the NEOs and other executive officers as a team is critical to the Company's performance, the Compensation Committee considers the contribution made by the NEO to the senior management leadership team and to the Company's success in achieving its annual goals. All of these evaluations are subjective judgments made by the Compensation Committee.

In determining the actual annual incentive bonus payouts, the Compensation Committee also takes into consideration expected annual incentive bonus payouts within the oil and gas industry to confirm (for employee retention purposes) that the approved bonus payout levels are competitive within the industry relative to the Company's level of performance; however, for 2007 the Committee's review of the incentive bonus payouts by other companies did not significantly impact the payout level that the Committee had determined based on its evaluation of the Company's performance and each NEO's performance in supporting the Company's performance.

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

Current Framework

In February 2008, the Compensation Committee reviewed the Company's 2007 performance relative to the internal metrics, and determined that the Company's performance with respect to its goals and the oil and gas industry was very good. The Compensation Committee noted that the Company met or exceeded the goals set forth in the table above except for the goal related to the net debt metric, which was affected by the impact of acquisitions, stock repurchases and rising service costs. Additionally, the Company's production was on the low end of the goal range due to the divestiture of its Canadian subsidiary. The Compensation Committee also made the subjective determination that the management team's performance, as a group, was very good, and significantly contributed to the Company's reaching or exceeding its goals. Based on the Compensation Committee's review, the Compensation Committee set the base level of 2007 annual incentive bonus payouts at 135 percent of target for management as a group, including the NEOs. The Compensation Committee approved slight upward adjustments to the individual awards for Messrs. Dealy and Berg as recognition for their outstanding efforts during the year, particularly in relation to effecting the sale of the Company's Canada subsidiary and progressing the initial public offering by the Company's master limited partnership subsidiary. While the Compensation Committee gathered available information as to bonus payouts within the oil and gas industry, the Compensation Committee's decisions as to the annual bonus payouts ultimately are based on its evaluation of the Company's and the NEOs' performance and the payouts by other companies did not have a significant effect on the Committee's decision.

The 2007 bonus payments as a percent of target for Mr. Sheffield and the NEOs were as follows:

NEO
Scott D. Sheffield	135%
Richard P. Dealy	140%
Mark S. Berg	140%
Chris J. Cheatwood	135%
Timothy L. Dove	135%"

8.

You indicate that the compensation committee also takes into consideration the expected annual incentive bonus payouts within the oil and gas industry. In future filings, please specify whether or not such consideration factored materially in the determination of the actual annual incentive payouts made in a given year to any of the named executive officers.

Response:

In future proxy statement filings, we will disclose whether or not consideration of expected annual incentive bonus payouts within the oil and gas industry factored materially in the determination of the actual annual incentive payouts made in a given year to any of the NEOs. The following is an example of such a disclosure:

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

"In determining the actual annual incentive bonus payouts, the Compensation Committee also takes into consideration expected annual incentive bonus payouts within the oil and gas industry to confirm (for employee retention purposes) that the approved bonus payout levels are competitive within the industry relative to the Company's level of performance; however, for 2007 the Committee's review of the incentive bonus payouts by other companies did not significantly impact the payout level that the Committee had determined based on its evaluation of the Company's performance and each NEO's performance in supporting the Company's performance."

Long-Term Equity Incentives, page 20

Current Framework, page 20

Performance Units, page 21

9.

You disclose that relative total stockholder return is used to determine the amount of performance units awarded to named executive officers in a given year, yet you have not disclosed the payout percentages of target represented by the amounts actually awarded to the named executive officers in fiscal 2007. In future filings, please supplement your disclosure under this heading or provide a cross-reference to the more detailed disclosure provided in the Grants of Plan-Based Awards table.

Response:

In future proxy statement filings, in describing the performance units, we will add a cross-reference to the following effect:

"Please see the 200__ Grants of Plan Based Awards table below, and the description of the performance units below the table, for additional information regarding the performance units."

Restricted Stock Awards, page 21

10.

With respect to your restricted stock awards that vest three years following the date of grant, please expand your disclosure to describe how the compensation committee determines the number of shares of restricted stock to grant to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Response:

In future proxy statement filings, we will clarify our disclosure to describe how the Compensation Committee determines the number of shares of restricted stock to grant to each NEO. We will state that, at or near the beginning of each year, the Compensation Committee sets for each NEO a dollar amount for his long-term incentive awards, and will add a statement to the following effect:

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

"The number of shares of restricted stock issued, and the number of performance units awarded, are determined by dividing the applicable dollar amount by the average closing price of the Company's common stock during the prior calendar year."

11.

In addition, we note your disclosure that your compensation committee considers and reviews individual performance to determine the value of the long-term incentive awards. Please expand your disclosure to describe how the compensation committee considers such performance when granting long-term equity incentive awards. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response:

We disclose that long-term incentive awards are targeted at the median of the Company's peer group. The Compensation Committee considers individual performance to determine if there are unique circumstances that would affect the value of the long-term incentive award. In future proxy statement filings, we will clarify our disclosure to that effect, along the lines of the following statement:

"Awards are targeted at the median of the Company's peer group, which is consistent with the Company's overall compensation philosophy. In addition to the benchmark data, the Compensation Committee considers and reviews individual performance to determine if there are unique circumstances, positive or negative, that would affect the value of the long-term incentive award. There were no such unique circumstances in 20__."

Summary Compensation Table, page 25

12.

We note your disclosure in footnote 1 at page 25 that as a result of the amount of discretion that you have retained over the payment of the annual cash incentive awards, the amounts do not constitute incentive plan awards within the meaning of the SEC's executive compensation disclosure rules. We also note that you did not disclose such awards in your "2007 Grants of Plan Based Awards" table as non-equity incentive plan awards. Please support your conclusion that such awards do not constitute incentive plan awards. We note that the guidance provided in Question 4.02 of the Staff's Executive Compensation Compliance and Disclosure Interpretations would suggest that at least a portion of the annual cash awards would be deemed non-equity incentive plan awards.

Response:

We believe that the annual cash incentive awards do not constitute incentive plan awards within the meaning of the SEC's executive compensation disclosure rules. An "incentive plan" provides for compensation that is intended to serve as an incentive over a specified period. This requires the establishment of substantially uncertain targets that are communicated to the participant at the time that the targets remain substantially uncertain. The description of the annual incentive bonus program in the Compensation Discussion and Analysis states that we do not employ a formula or weighting of specific goals, but rather subjectively evaluate the executive officer's performance. We further describe the annual incentive bonus program in our Tax and Accounting Considerations

H. Roger Schwall

Securities and Exchange Commission

May 30, 2008

section of the Compensation Discussion and Analysis as ineligible for deductibility under Section 162(m) of the Internal Revenue Code of 1986, as amended, because the program is not performance-based compensation. In future proxy statement filings, we will revise our description of the annual incentive bonus program to clarify the subjective nature of the program.

In connection with the Company's responses to the Staff's comments, Pioneer acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions in connection with the responses set forth in this letter to Richard P. Dealy at 972-969-4054 (direct fax 972-969-3572).

Very truly yours,

/s/ Richard P. Dealy
Richard P. Dealy,
Executive Vice President and Chief Financial Officer

Enclosures

cc: Frank W. Hall